Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the year ended December 31,
(dollars in thousands)	2006	2005	2004	2003	2002
Income before net gain or loss on real estate disposals, discontinued operations, provision for income taxes and extraordinary loss	$125,964	$119,297	$93,537	$89,935	$28,954
Interest expense
Senior notes payable and other debt	136,544	100,431	61,979	57,498	68,195
United States settlement	—	—	—	4,943	5,461

Earnings	$262,508	$219,728	$155,516	$152,376	$102,610

Interest expense
Senior notes payable and other debt	$136,544	$100,431	$61,979	$57,498	$68,195
United States settlement	—	—	—	4,943	5,461

Fixed charges	$136,544	$100,431	$61,979	$62,441	$73,656

Ratio of Earnings to Fixed Charges	1.92	2.19	2.51	2.44	1.39